Form SC 13G/A

NORTHWEST AIRLINES CORP — NWAC

Filed: March 12, 2004 (period: )

An amendment to the SC 13G filing

SCHEDULE 13G

Amendment No. 5

Northwest Airlines Corporation

Common Stock

Cusip #667280101

Cusip #667280101

Item 1:	Reporting Person — Frederic V. Malek
Item 4:	United States of America
Item 5:	184,339
Item 6:	0
Item 7:	184,339
Item 8:	0
Item 9:	184,339
Item 11:	0.2% of class
Item 12:	IN

Item 1(a).	Name of Issuer:

Northwest Airlines Corporation

Item 1(b).	Name of Issuer’s Principal Executive Offices:

2700 Lone Oak Parkway
Eagan, MN 55121

Item 2(a).	Name of Person Filing:

Frederic V. Malek

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

c/o Northwest Airlines Corporation
2700 Lone Oak Parkway
Dept. A1180
Eagan, MN 55121

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

667280101

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 184,339

(b)	Percent of Class: 0.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 184,339

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 184,339

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2004
Date

/s/ Frederic V. Malek
Signature